Mercedes-Benz Auto Receivables Trust 2021-1
Investor Report

Collection Period Ended   31-Dec-2021

Amounts in USD

Dates

Collection Period No.	4	
Collection Period (from... to)	1-Dec-2021	31-Dec-2021
Determination Date	13-Jan-2022	
Record Date	14-Jan-2022	
Distribution Date	18-Jan-2022	
Interest Period of the Class A-1 Notes (from... to)	15-Dec-2021	18-Jan-2022 Actual/360 Days 34
Interest Period of the Class A-2A, A-3 and A-4 Notes (from... to)	15-Dec-2021	15-Jan-2022 30/360 Days 30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	332,500,000.00	107,142,087.69	52,835,368.94	54,306,718.75	163.328477	0.158903
Class A-2 Notes	560,000,000.00	560,000,000.00	560,000,000.00	0.00	0.000000	1.000000
Class A-3 Notes	560,000,000.00	560,000,000.00	560,000,000.00	0.00	0.000000	1.000000
Class A-4 Notes	130,000,000.00	130,000,000.00	130,000,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,582,500,000.00**	**1,357,142,087.69**	**1,302,835,368.94**	**54,306,718.75**		
Overcollateralization	40,578,961.98	40,576,974.05	40,576,974.05			
Adjusted Pool Balance	1,623,078,961.98	1,397,719,061.74	1,343,412,342.99			
Yield Supplement Overcollateralization Amount	34,735,936.60	29,557,281.50	28,336,998.72			
Pool Balance	**1,657,814,898.58**	**1,427,276,343.24**	**1,371,749,341.71**			

	Amount	Percentage
Initial Overcollateralization Amount	40,578,961.98	2.50%
Target Overcollateralization Amount	40,576,974.05	2.50%
Current Overcollateralization Amount	40,576,974.05	2.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.000000%	0.00	0.000000	54,306,718.75	163.328477
Class A-2 Notes	0.210000%	98,000.00	0.175000	98,000.00	0.175000
Class A-3 Notes	0.460000%	214,666.67	0.383333	214,666.67	0.383333
Class A-4 Notes	0.730000%	79,083.33	0.608333	79,083.33	0.608333
Total		**$391,750.00**		**$54,698,468.75**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	55,130,264.84	(1) Total Servicing Fee	1,189,396.95
Interest Collections	4,304,038.90	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	151,345.12	(2) Total Trustee Fees and any Asset Representations Reviewer	0.00
Recoveries	83,962.36	fees (max. $250,000 p.a.)	
Purchase Amounts	0.00	(3) Interest Distributable Amount Class A Notes	391,750.00
Advances made by the Servicer	0.00	(4) Priority Principal Distributable Amount	0.00
Investment Earnings	499.05	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Available Collections	**59,670,110.27**	(6) Regular Principal Distributable Amount	54,306,718.75
Reserve Fund Draw Amount	0.00	(7) Additional Servicing Fee and Transition Costs	0.00
Available Funds	**59,670,110.27**	(8) Total Trustee Fees and any Asset Representations Reviewer	0.00
		fees [not previously paid under (2)]	
		(9) Excess Collections to Certificateholders	3,782,244.57
		Total Distribution	**59,670,110.27**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	1,189,396.95	1,189,396.95	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	391,750.00	391,750.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	98,000.00	98,000.00	0.00
thereof on Class A-3 Notes	214,666.67	214,666.67	0.00
thereof on Class A-4 Notes	79,083.33	79,083.33	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	391,750.00	391,750.00	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	54,306,718.75	54,306,718.75	0.00
Aggregate Principal Distributable Amount	54,306,718.75	54,306,718.75	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	4,057,697.40
Reserve Fund Amount - Beginning Balance	4,057,697.40
plus/minus change to meet Reserve Fund Required Amount	0.00
plus Net Investment Earnings for the Collection Period	34.46
minus Net Investment Earnings	34.46
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	4,057,697.40
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	34.46
Net Investment Earnings on the Collection Account	464.59
Investment Earnings for the Collection Period	499.05

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data	Amount	Number of Receivables
Cutoff Date Pool Balance	1,657,814,898.58	44,343
Pool Balance beginning of Collection Period	1,427,276,343.24	41,454
Principal Collections	31,353,568.24	
Principal Collections attributable to Full Pay-offs	23,776,696.60	
Principal Purchase Amounts	0.00	
Principal Gross Losses	396,736.69	
Pool Balance end of Collection Period	1,371,749,341.71	40,681
Pool Factor	82.74%	

	As of Cutoff Date	Current
Weighted Average APR	3.59%	3.59%
Weighted Average Number of Remaining Payments	55.46	50.48
Weighted Average Seasoning (months)	9.86	15.26

Amounts in USD

Delinquency Profile

Delinquency Profile (1)	Amount	Number of Receivables	Percentage
Current	1,367,510,430.85	40,585	99.69%
31-60 Days Delinquent	3,327,564.38	75	0.24%
61-90 Days Delinquent	803,829.49	19	0.06%
91-120 Days Delinquent	107,516.99	2	0.01%
Total	1,371,749,341.71	40,681	100.00%

Delinquency Trigger	**3.550%**
60+ Delinquency Loans to EOP Aggregate Securitization Value	0.066%
Delinquency Trigger occurred	No

(1) A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Loss Statistics

Losses (1)	Current		Cumulative	
	Amount	Number of Receivables	Amount	Number of Receivables
Principal Gross Losses	396,736.69	11	2,548,893.42	64
Principal Net Liquidation Proceeds	151,048.17		1,356,343.17	
Principal Recoveries	82,176.75		260,776.43	
Principal Net Loss / (Gain)	163,511.77		931,773.82	

Principal Net Loss / (Gain) as % of Average Pool Balance (annualized):

Current Collection Period	0.140%	
Prior Collection Period	0.412 %	
Second Prior Collection Period	0.033 %	
Third Prior Collection Period	0.085 %	
Four Month Average	0.168%	

Cumulative Principal Net Loss / (Gain) as % of Cutoff Date Pool Balance	0.056%
Average Net Loss / (Gain)	14,558.97

(1) Losses include accounts that have been charged off with a balance remaining of less than $50. These accounts are excluded in the Number of Receivables count as they are not considered a charge-off **on a defaulted loan**.